Exhibit 99.12

NICE Robotic Process Automation Fuels Smarter Automation Discovery and
Hyper-Personalized CX With Tailored AI Capabilities

Introducing precision automation discovery and a cloud-optimized platform, innovative capabilities accelerate
RPA deployment success and boost customer experience

Hoboken, N.J., August 31, 2021 – NICE (Nasdaq: NICE) today announced the latest edition of its robotic process automation (RPA) solution with advanced AI capabilities that fast-track achieving organizational and employee goals, The innovative features enable organizations to benefit even more from smarter process recommendations that are deeply customized to support their objectives. Real-time behavioral guidance enables NEVA (NICE Employee Virtual Attendant) to guide agents towards more rapidly increasing first contact resolution (FCR) and customer satisfaction.

NICE RPA’s version 7.5 extends support across all phases of the automation lifecycle - from discovery to deployment and driving continuous improvements beyond. Expanded capabilities include:

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Aligning automation to business goals with increased accuracy: Automation discovery (or task mining) with NICE’s Automation Finder is now even smarter thanks to the implementation of enterprise-tailored AI.  The Automation Finder now learns the organization's unique data and process characteristics as it responds to ongoing input from the business analyst. As a result, Automation Finder delivers insights and automation recommendations that are even more relevant and targeted to the organizations’ goals than before, boosting ROI.

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Tailoring real-time guidance to the customer’s unique needs: Agents gain a more comprehensive understanding of each interaction in the moment following a deeper integration between NEVA and NICE Enlighten AI. With real-time guidance, agents are empowered to understand and then adapt their behavior to address the customer’s emotional and practical needs in a highly personalized manner. The result is proactive adaptation and self-improvement as well as an increase in first call resolution (FCR) and customer satisfaction.

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Advanced, cloud-optimized deployment: NICE RPA’s new platform architecture is fully optimized for both cloud and on-prem deployments. The solution’s state-of-the-art deployment technologies (Dockers and Kubernetes) and enhancements simplify and accelerate process automations executed from the cloud. In addition, the cloud-optimized platform ensures seamless upgrades and maintenance with unlimited scalability, optimizing the total cost of ownership (TCO).

Barry Cooper, President, NICE Workforce & Customer Experience Group, said, “With the announcement of RPA 7.5, we bring to the CX industry smarter automation discovery made possible by our rapid AI capability advancements.  Leveraging this unique AI, process automations are more tightly aligned with company needs allowing them to guide agents across each customer’s unique situation in the moment that matters and in a way that becomes personalized. This transforms interactions into extraordinary service experiences supporting critical business priorities, improving the bottom line.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.